Exhibit 2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in Autolus Therapeutics plc, you should forward this document and any accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents.

The registered office of Autolus Therapeutics plc is Forest House, 58 Wood Lane, London W12 7RZ, United Kingdom. Autolus Therapeutics plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 11185179. Autolus Therapeutics plc’s website is www.autolus.com and telephone number is +44 20 3829 6230.

Autolus Therapeutics plc

Notice of Annual General Meeting 2021

To be held at:

Forest House, 58 Wood Lane, London, W12 7RZ, United Kingdom.

On:

Friday, 18 June 2021, commencing at 1:00 p.m. (British Summer Time).

How to vote

Autolus Therapeutics plc (“Autolus” or the “Company”) has ordinary shares, which are capable of being held in certificated form or dematerialised and held in CREST, and may also be represented by American Depositary Shares (“ADSs”), with each ADS representing one ordinary share.

Your votes matter. In compliance with the COVID-19 Measures noted in the Chairman’s letter under the heading “Coronavirus update” on pages 3 – 4, shareholders will not be able to attend the 2021 annual general meeting (“AGM”) in person and you are strongly encouraged to vote your shares by appointing the chair of the AGM as your proxy.

For more information:

-	holders of ordinary shares should refer to the notes on pages 10 – 11; and
-	holders of ADSs should refer to the notes on page 12.

Location of AGM

The Company’s AGM will be held at Forest House, 58 Wood Lane, London, W12 7RZ, United Kingdom on Friday, 18 June 2021. The AGM will commence at 1:00 p.m. (British Summer Time).

However, in compliance with the COVID-19 Measures and as detailed in the Chairman’s letter under the heading “Coronavirus update” on pages 3 – 4, shareholders will not be able to attend the AGM in person.

How to order paper copies

You can order a paper copy of this notice or any other company report at www.autolus.com.

Chairman’s letter

Dear Shareholder,

2021 Annual General Meeting of Autolus Therapeutics plc

I am pleased to confirm that the Company’s 2021 Annual General Meeting will take place at 1:00 p.m. (British Summer Time) on Friday, 18 June 2021 at Forest House, 58 Wood Lane, London, W12 7RZ, United Kingdom.

Coronavirus update

The Company’s board of directors (each, a “Director” and together, the “Board”) believes that the AGM is a key opportunity for us to speak to and hear the views of Autolus shareholders. Whilst, in normal circumstances, the Board values very highly the opportunity to meet shareholders in person at its AGM, at the time of preparing the notice of AGM, we remain in the midst of the coronavirus pandemic.

At present, measures restricting movement and gatherings are in force in England to address the spread of COVID-19. Among other things, these measures prohibit persons from participating in gatherings consisting of six or more people in any indoor space (“COVID-19 Measures”). The UK government has indicated in its “roadmap” that these restrictions will remain in place by the time of our AGM. Accordingly, the Company and its shareholders are required to comply with these measures in the holding of the AGM.

In order to ensure that our AGM may proceed on Friday, 18 June 2021 in compliance with the COVID-19 Measures, arrangements have been made for a quorum of two shareholders only to be present at our AGM this year. On this basis, the Board has concluded that as long as the COVID-19 Measures remain in force, shareholders must not attend the AGM in person this year and, instead, should submit proxy votes as described below. In compliance with the COVID-19 Measures, it is expected that no members of the Board will attend the AGM in person.

In these extraordinary times shareholders should also understand that, whilst the COVID-19 Measures remain in force, any other shareholder who travels to attend the AGM in person will be denied access. It is therefore even more important than usual that all shareholders cast their vote by proxy in advance of the AGM. This can be done electronically in accordance with the instructions below, or by returning the enclosed form of proxy. I would strongly encourage you to vote electronically if you can. Shareholders should appoint the chair of the AGM as their proxy. If a shareholder appoints someone else as a proxy, that proxy will not be able to attend the AGM in person and cast the shareholder’s vote.

The situation remains fluid and UK government advice and measures are being updated and refreshed frequently. Accordingly, it could become necessary to change the date, time or location of the AGM. In addition, if the COVID-19 Measures are relaxed or removed prior to the AGM, shareholders may be permitted to attend the AGM. If such a change is made, we will: announce the change in advance; issue, where possible and if applicable, an updated notice of the date, time and place of the rearranged AGM; and provide such details and information on how to participate by press release posted on our website and filed with the US Securities and Exchange Commission, as well as, in accordance with our articles of association, by publication in at least two national newspapers published in the United Kingdom.

Chairman’s letter cont’d

Shareholder questions

Shareholders can submit questions for the Board in advance of the AGM to Julia Wilson, of our corporate communications team, at j.wilson@autolus.com. The Board will endeavour, where appropriate, to answer such questions by publishing responses on the Company’s website (http://www.autolus.com/investor-relations/news-and-events/agm) as soon as practicable following the conclusion of the AGM.

Business of the AGM

Due to the extraordinary circumstances related to the coronavirus pandemic, the business conducted at the AGM will be limited, and is made up of resolutions that we regularly bring to shareholders. For a more robust update on the Company’s business, and full details of the fiscal period in review, you should consult the Company’s annual accounts for the year ended 31 December 2020 and the associated reports of the Directors and auditors and also the Company’s 2020 Annual Report on Form 20-F, which can be found at www.autolus.com.

Recommendation

The formal notice of AGM is set out on pages 5 – 6 of this notice and an explanation of each of the resolutions to be considered at the AGM may be found on pages 7 – 9 of this notice. Your Directors consider that all of the resolutions that are being proposed to the AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company for the benefit of its shareholders as a whole.

Accordingly, your Directors unanimously recommend that you vote in favour of the resolutions as each of the Directors with personal holdings of shares in the Company intends to do in respect of their own beneficial holdings of shares.

Your votes do matter. Information about how to vote is given on pages 10 – 12 of this notice. In order to comply with the COVID-19 Measures, please vote your shares by appointing the chair of the AGM as your proxy.

Thank you for your ongoing support of Autolus.

Yours faithfully,

Martin Murphy

Non-Executive Chairman

19 May 2021

Notice of 2021 Annual General Meeting

Notice is hereby given that the 2021 Annual General Meeting of Autolus Therapeutics plc will be held at Forest House, 58 Wood Lane, London W12 7RZ on Friday, 18 June 2021 commencing at 1:00 p.m. (British Summer Time), for the transaction of the following business.

This notice is being sent to you because, as of Friday, 14 May 2021 (being the latest practicable date before publication of this notice), you are registered as a holder of ordinary shares in the register of members of the Company. However, this notice will also be made available to holders of ADSs and contains information relevant to holders of ADSs.

All resolutions to be considered at the AGM will be proposed as ordinary resolutions. That means that for each of the resolutions to be passed, more than half of the votes cast must be in favour of the resolution. The Company’s Board considers that all resolutions to be considered at the AGM are in the best interests of the Company and its shareholders and are most likely to promote the success of the Company for the benefit of its shareholders as a whole and recommends that you vote in favour of such resolutions.

You can order a paper copy of this notice or any other company report at www.autolus.com.

Ordinary resolutions

Resolution 1

Report and accounts

To receive and adopt the Company’s accounts for the financial year ended 31 December 2020 and the associated reports of the Directors and auditors (the “2020 Annual Report and Accounts”). See the notes on page 7.

Resolution 2

Directors’ remuneration report

To approve the Directors’ remuneration report set out on pages 18 to 42 (inclusive) of the 2020 Annual Report and Accounts. See the notes on page 7.

Resolution 3

Reappointment of auditors and determination of auditors’ remuneration

To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the AGM of the Company to be held in 2022 and to authorise the Directors to determine the auditors’ remuneration. See the notes on page 7.

Resolution 4

Director re-election

To re-elect Ms. L Bain as a Director. See the notes on pages 7 – 8 and the biography of Ms. L Bain on page 8.

Resolution 5

Director re-election

To re-elect Ms. C Butitta as a Director. See the notes on pages 7 – 8 and the biography of Ms. C Butitta on pages 8 – 9.

Resolution 6

Director re-election

To re-elect Dr. C Itin as a Director. See the notes on pages 7 – 8 and the biography of Dr. C Itin on page 9.

The results of the polls taken on the resolutions at the AGM and any other information required by the Companies Act 2006 will be made available on the Company’s website

Notice of 2021 Annual General Meeting cont’d

(www.autolus.com/investor-relations/news-and-events/agm) as soon as reasonably practicable following the AGM and for the required period thereafter.

BY ORDER OF THE BOARD

Matthias Alder

Company Secretary

19 May 2021

The registered office of Autolus Therapeutics plc is Forest House, 58 Wood

Lane, London W12 7RZ, United Kingdom. Autolus Therapeutics plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 11185179. Autolus Therapeutics plc’s website is www.autolus.com and telephone number is +44 20 3829 6230.

Other information

Notes to resolution 1

Report and accounts

The Companies Act 2006 requires the directors of a public company to lay before the company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the company in respect of each financial year. For the financial year ended 31 December 2020, these are all contained in the 2020 Annual Report and Accounts.

In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the 2020 Annual Report and Accounts, a copy of which may be found at: www.autolus.com/investor-relations/news-and-events/agm.

Notes to resolution 2

Directors’ remuneration report

Resolution 2 seeks shareholder approval for the Annual Statement by the Chairman of the Compensation Committee and Annual Report on Remuneration which can found on pages 18 – 42 (inclusive) of the 2020 Annual Report and Accounts. The Directors’ report on remuneration sets out details of each Director’s remuneration during the financial year ended 31 December 2020. In accordance with the relevant regulations, the resolution is an advisory vote and does not affect the remuneration already paid to any Director.

Notes to resolution 3

Reappointment of auditors and determination of auditors’ remuneration

Resolution 3 seeks shareholder approval for the reappointment of Ernst & Young LLP as the Company’s auditors until the conclusion of the next AGM at which the Company’s accounts are laid before shareholders. This resolution also seeks authority to give the Directors power to set the remuneration of the Company’s auditors.

The Directors recommend Ernst & Young LLP’s reappointment and seek authority to determine their remuneration. In accordance with the Statutory Audit Services Order 2014, issued by the UK Competition & Markets Authority, the Board will delegate to the audit committee the authority to determine the auditors’ remuneration.

The audit committee will continue to consider the reappointment of the external auditor each year before making a recommendation to the Board.

The audit committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually.

Notes to resolutions 4, 5 and 6

Re-election of Directors

The Directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. Only the Directors in Class III are required by the Company’s articles of association to retire and offer themselves for re-election at the 2021 AGM of the Company. At the following two annual general meetings, the Directors in Class I and Class II, respectively, shall retire from office and be eligible for re-appointment.

In accordance with this requirement Mses. L Bain and C Butitta and Dr. C Itin retire and offer themselves for re-election as Directors.

Shareholder voting information

The nomination committee identifies, evaluates and recommends to the Board candidates for appointment or reappointment as Directors and for appointment as company secretary.

The nomination committee keeps the diversity, mix of skills, experience and knowledge of the board under regular review and seeks to ensure an orderly succession of Directors. The outside directorships and broader commitments of the non-executive Directors (including time commitments) are also monitored by the nomination committee.

The nomination committee’s reasons for the re-election of Directors are set out with the biography of each Director who is retiring and offering himself for re-election at the AGM, as are descriptions of the directors’ skills and experience.

In respect of each of the non-executive Directors who is retiring and offering herself for re-election at the AGM, the Board has fully considered whether each such Director is free from any relationship that could materially interfere with the exercise of his or her independent judgment. The Board has determined that each of these non-executive Directors is considered to be independent as that term is defined under Nasdaq rules.

Our sole executive director, Dr. C Itin, who is retiring and offering himself for re-election at the AGM, is not independent due to his ongoing service as our Chief Executive Officer.

Mses. L Bain and C Butitta and Dr. C Itin are recommended by the Board for re-election.

Notes to resolution 4

Linda Bain

Non-Executive Director

Linda Bain has served on our board of directors since June 2018. She currently serves as the chief financial officer of Codiak BioSciences, Inc., a public bipoharmaceutical company, a position she has held since December 2015. She has also served as a non-executive director of Arvinas, Inc. since June 2020. Prior to joining Codiak, Ms. Bain served as the chief financial officer and treasurer of Avalanche Biotechnologies, Inc. from April 2014 until November 2015. Previously, Ms. Bain served at bluebird bio, Inc., a gene therapy biotechnology company, as vice president of finance and business operations from October 2011 to March 2014, and chief accounting officer and treasurer from June 2013 to March 2014. From September 2008 to September 2011, Ms. Bain served as vice president of finance at Genzyme Corporation. From September 2007 to September 2008, she served as vice president at Fidelity Investments, and from May 2000 to September 2007, she held a number of positions at AstraZeneca plc. She received her B.S. degree in Accounting and Business Administration and an Honors Degree in Accounting and Business Administration from the University of the Free State in South Africa. Ms. Bain is a certified public accountant. We believe that Ms. Bain is qualified to serve on our board of directors because of her extensive experience in our industry, her background in accounting and finance and her leadership skills.

Notes to resolution 5

Cynthia Butitta

Non-Executive Director

Cynthia Butitta has served on our board of directors since March 2018. Ms. Butitta served as the executive vice president and chief financial officer of Kite Pharma Inc., a biopharmaceutical company, from January 2014 to May 2016 and as its chief operating officer from March 2014 to September 2017. From May 2011 to December 2012, she was senior vice president and chief financial officer at NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to that, Ms. Butitta served as chief operating officer of Telik, Inc., a biopharmaceutical company, from March 2001 to December 2010 and as its chief financial

Shareholder voting information

officer from August 1998 to December 2010. Ms. Butitta also served as principal accounting officer of Telik, Inc. until December 2010. She has served as a director of publicly held biopharmaceutical companies UroGen Pharma Ltd. since October 2017, and Olema Pharmaceuticals Inc. since August 2020, and of privately held Century Therapeutics since February 2021. Ms. Butitta holds a B.S. degree with honors in Business and Accounting from Edgewood College in Madison, Wisconsin and an M.B.A. in Finance from the University of Wisconsin, Madison. We believe that Ms. Butitta is qualified to serve on our board of directors because of her extensive financial and operational experience within the biotechnology and high-technology industries, as well as her leadership skills.

Notes to resolution 6

Christian Itin

Executive Director

Christian Itin, Ph.D. has served as our Chief Executive Officer since March 2016 and as Chairman of our board of directors between October 2014 and April 2021. Prior to joining us, Dr. Itin served as chief executive officer and chairman of the board of directors at Cytos Biotechnology Ltd, a biotechnology company, from November 2012 until it merged with Kuros Biosurgery Holding Ltd in January 2016. From January 2016 until June 2018, he served as chairman, and from June 2018 to May 2019 as non-executive director, of Kuros Biosciences Ltd. Prior to that, Dr. Itin served as president, chief executive officer and director of Micromet, Inc., a biopharmaceutical company, from 2006 until it was acquired by Amgen Inc. in 2012. From 1999 until 2006, he served in a number of capacities with Micromet, Inc.’s subsidiary, Micromet AG, including head of IP and licensing, vice president of business and corporate development, chief business officer and ultimately as its chief executive officer. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, a protein chip company. Dr. Itin also served as a non-executive director of Kymab Group Ltd., a privately held biopharmaceutical company, from 2012 to its acquisition by Sanofi in April 2021. Dr. Itin received a Diploma in Biology and a Ph.D. in Cell Biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of University of Basel and at the Stanford University School of Medicine. We believe that Dr. Itin is qualified to serve on our board of directors because of his deep knowledge of our company and his extensive experience serving in executive and non-executive leadership positions at other public and private biotechnology companies.

Shareholder voting information

Holders of ordinary shares

When is my voting entitlement fixed?

To vote at the AGM you must be a registered holder of ordinary shares at 6:00 p.m. (British Summer Time) on Wednesday, 16 June 2021 (or, if the AGM is adjourned, at 6:00 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting). Your voting entitlement will depend on the number of ordinary shares that you hold at that time.

The holders of ordinary shares are entitled to one vote per share on all matters that are subject to shareholder vote.

How can I vote at the AGM?

If you are a registered holder, you can appoint the chair of the AGM or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a shareholder, but must attend the AGM to represent you. Shareholders should appoint the chair of the AGM as their proxy. If a shareholder appoints someone else as a proxy, that person will not be able to attend the meeting in person and cast the shareholder’s vote.

You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit. You can appoint more than one proxy provided it is in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

-	by logging on to eproxyappointment.com and following the instructions;

-

by completing and returning the paper form of proxy (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled; or

-	via CREST (see further notes on page 15).

If you own shares jointly with one or more other persons, then where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by Computershare Investor Services, the Company’s registrar (the “Registrar”), by 1:00 p.m. (British Summer Time) on Wednesday, 16 June 2021.

If you miss this deadline and wish to submit a new vote or amend an existing vote, you will be unable to do so due to the COVID-19 Measures.

Shareholder voting information

I already voted but have changed my mind – can I change my vote?

You can submit a new voting instruction at any time before the time and date above. If you wish to amend a paper form of proxy, you must do so in writing and sign your new form of proxy.

The voting instruction received last will be the one that is followed.

I hold shares on behalf of several others – can I vote part of the holding separately?

You can appoint more than one proxy using a paper form provided it is in relation to different shares. Note that given the COVID-19 Measures, if a shareholder appoints someone other than the chair of the AGM as a proxy, that person will not be able to attend the meeting in person and cast the shareholder’s vote.

Corporate shareholders may either appoint one or more proxies using the paper form or via CREST, or alternatively appoint one or more corporate representatives in relation to different shares. Note that given the COVID-19 Measures, corporate representatives will not be permitted to attend the AGM.

I am a CREST member – can I use the CREST system to vote?

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST).

CREST ID number: 3RA50

CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

I have a power of attorney from a shareholder – how can I vote?

You can vote using the paper form of proxy only. You must ensure that the valid power of attorney and the form of proxy have been deposited with the Registrar, Computershare Investor Services at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom, by 1:00 p.m. (British Summer Time) on Wednesday, 16 June 2021.

Shareholder voting information

Holders of ADSs

When is my voting entitlement fixed?

To vote at the AGM you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on Wednesday, 12 May 2021 (or 10:00 p.m. (British Summer Time) on the same day). Your voting entitlement will depend on the number of ADSs you hold at that time.

The holders of ADSs are entitled to one vote per ADS on all matters that are subject to shareholder vote.

How can you attend the AGM in person?

Unfortunately, due to the COVID-19 Measures currently in place, you may not attend this year’s AGM in person.

How can I vote at the AGM?

You can instruct the depositary, Citibank, N.A. (the “Depositary”), or any other person to vote on your behalf.

You can instruct the Depositary to vote on your behalf by completing and returning the paper ADS voting instruction card (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the card correctly. Any alterations must be initialled.

If you are an ADS holder holding via a bank, broker or nominee, you would need to contact such said party to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines.

By when do I have to submit my vote?

Paper voting instructions, including any amendments, must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on Tuesday, 15 June 2021 (or 3:00 p.m. (British Summer Time) on the same day).

If your instructions are not received by the Depositary by the appointed times, then under the terms of the Deposit Agreement between the Company and the Depositary your ADSs may, under certain circumstances, be voted by a person designated by the Company.

I already voted but have changed my mind – can I change my vote?

You can submit a new instruction at any time during the voting period. If you wish to amend a paper instruction you must do so in writing and sign your new instruction.

The voting instruction received last will be the one that is followed.

I hold my shares in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs.

Other information

A copy of this notice and other information required by the Companies Act 2006 can be found at www.autolus.com/investor-relations/news-and-events/agm.

Information rights

Under the Companies Act 2006, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications direct from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act 2006 (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy.

Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications direct from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the AGM, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Companies Act 2006 and writes to you directly for a response.

Statements related to the audit

Members satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to:

-	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and

-	any circumstances connected with an auditor of the Company ceasing to hold office since the last AGM, that the members propose to raise at the AGM.

The Company cannot require the members requesting the publication to pay its expenses in connection with the publication. The company must forward a copy of the statement to the auditors when it publishes the statement on the website. The business which may be dealt with at the AGM includes any such statement that the company has been required to publish on its website.

Shareholder requisition rights

Members satisfying the thresholds in section 338 of the Companies Act 2006 can require the Company to give to members of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved, and which those members intend to move, at the AGM, provided in each case that the requirements of that section are met and provided that the request is received by the company not later than six weeks before the AGM or if later the time at which notice is given of the AGM.

Shareholder voting information

Total voting rights and share capital

As at 17 May 2021 (the latest practicable date before the publication of this notice), the issued share capital of the Company was 70,584,218 ordinary shares. Updates to this number can be viewed online at www.autolus.com.

Other information

Notes:

The following notes further explain your general rights as a shareholder and your right to attend and vote at the AGM or to appoint someone else to vote on your behalf. However, note that, in compliance with the COVID-19 Measures noted in the Chairman’s letter under the heading “Coronavirus update” on pages 3 – 4, shareholders will not be able to attend the AGM in person and you are strongly encouraged to vote your shares by appointing the chair of the AGM as your proxy.

1.	You can vote either:

1.1.	by logging on to eproxyappointment.com and following the instructions;

1.2.

you may request a hard copy form of proxy directly from the Registrar, Computershare Investor Services, on Tel: +44 370 703 6238. Calls cost 12 pence per minute plus your phone company’s access charge. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. – 5:30 p.m. (British Summer Time), Monday to Friday excluding public holidays in England and Wales; or

1.3.	in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out in notes 5-7 below.

2.

The completed form of proxy, voting instruction via eproxyappointment.com or any CREST Proxy Instruction (as described in notes 5-7 below), as the case may be, must be received by Computershare Investor Services by 1:00 p.m. (British Summer Time) on Wednesday, 16 June 2021.

3.

If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all shareholders and those who use them will not be disadvantaged.

4.

The return of a completed form of proxy, electronic filing or any CREST Proxy Instruction (as described in notes 5-7 below) will not prevent a shareholder from attending the AGM and voting in person if he/she wishes to do so. However, in compliance with the COVID-19 Measures, shareholders will not be able to the AGM in person this year.

5.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment of the AGM) by using the procedures described in the CREST Manual (available from www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

6.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Computershare Investor Services (ID number 3RA50) by 1:00 p.m. (British Summer Time) on Wednesday, 16 June 2021. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

7.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Shareholder voting information

8.

Under section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s financial statements (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with section 437 of the Companies Act 2006 (in each case) that the shareholders propose to raise at the relevant meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM for the relevant financial year includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

9.

Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. Due to the COVID-19 Measures currently in force, questions should be submitted by shareholders prior to the AGM, via electronic mail to Julia Wilson, of our corporate communications team, at j.wilson@autolus.com. Replies to these questions will, where appropriate, be posted on the Company’s website as soon as practicable following the conclusion of the AGM.

10.	Due to the COVID-19 Measures, the Company is unable to make available for inspection any of the following documents in the usual course prior to and at the AGM:

10.1.	copies of the executive directors’ service contracts; and

10.2.	copies of the letters of appointment of the non-executive directors.

11.

You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

A copy of this notice, and other information required by the Companies Act 2006, can be found on the Company’s website at www.autolus.com.

Contact details

Autolus Therapeutics plc

Registered Office:

Forest House

58 Wood Lane

W12 7RZ London

United Kingdom

Tel: +44 20 3829 6230

Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZZ

United Kingdom

Shareholder helpline - for information relating to your ordinary shares, please contact the Registrar on +44 370 703 6238. Calls outside the United Kingdom will be charged at the applicable international rate. The Registrar is open between 9:00 a.m. – 5:30 p.m. (British Summer Time), Monday to Friday excluding public holidays.

ADS Depositary

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-3077

USA

Tel: 1-877-CITI-ADR (toll free)

Tel: 1-781-575-4555 (outside US)

Fax 1-201-324-3284

E-mail at: Citibank@shareholders-online.com